UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  333-113023

---------

Notification of Late Filing

(Check One):

[X]  Form  10-K [ ] Form  20-F  [ ] Form  11-K  [ ] Form  10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2004

[  ]  Transition  Report  on  Form  10-K

[  ]  Transition  Report  on  Form  20-F

[  ]  Transition  Report  on  Form  11-K

[  ]  Transition  Report  on  Form  10-Q

[  ]  Transition  Report  on  Form  N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sunergy, Inc.

------------------------------------

Full Name of Registrant

------------------------------------

Former Name, if Applicable

2415 Panorama Drive, Suite 100

-------------------------------------------

Address of Principal Executive Office (Street and Number)

North Vancouver, B.C., Canada V7G 1V4

--------------------------------------------

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box, if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;  and

[   ]

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Due to delays in completion of the audit of our financial statements, we will require additional time to have our annual report formatted and filed.  We expect to file within the extension period.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contract in regard to this notification.

Christian Brule	604	602-7114
-------------------	---------------	-----------------------
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X]  Yes  [ ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes  [X]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

SUNERGY, INC.

------------------------------------------

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersignedthereunto duly authorized.

Date: April 2, 2007	By: /s/ Christian Brule
---------------------------
Christian Brule, President